[VYYO LOGO]

June 19, 2007

Andrew Mew

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Mew:

We are in receipt of your letter dated June 18, 2007 containing your follow-up comments to the Vyyo Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006.  You have requested that the Company respond to your follow-up comments by July 2, 2007.

We are in the process of preparing for the close of our second quarter (June 30, 2007) and filing of our Form 10-Q for such fiscal quarter. Given the convergence of the timing of the close of our second quarter along with adequately responding to your comments, the Company respectfully requests that the deadline for submission of a response be extended to July 17, 2007 (10 business days from requested response date).

We sincerely appreciate your consideration of our request.  If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard

General Counsel and

   Corporate Secretary